First National Bankshares of Florida, Inc.

Pursuant to Rule 425 under the Securities Act
of 1933 and deemed filed pursuant to Rule 14a-12 under the
Securities Exchange Act of 1934

Subject Company: Southern Community Bancorp
Commission File No. 0-49780

     Except for the historical and present factual information contained herein, the matters set forth in this filing, including statements as to the expected date of the closing of the merger between First National Bankshares of Florida, Inc. (“FLB”) and Southern Community Bancorp (“Southern Community”), future financial and operating results, benefits and synergies of the merger, tax treatment of the merger, future opportunities and any other effect, result or aspect of the proposed transaction, and other statements identified by words such as “believes,” “expects,” “projects,” “plans,” and similar expressions, are forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Such statements involve risks and uncertainties including, but not limited to, costs, delays, and any other difficulties related to the merger, failure of the parties to satisfy closing conditions, risks and effects of legal and administrative proceedings and governmental regulations, future financial and operating results, competition, general economic conditions, ability to manage and continue growth, and other risk factors relating to our industry as detailed from time to time in FLB’s reports filed with the SEC. FLB disclaims any responsibility to update these forward-looking statements.

     FLB will file with the SEC a Registration Statement on Form S-4, which will contain the prospectus of FLB relating to the shares of its common stock to be issued in the merger, and the proxy statements of FLB and Southern Community relating to the annual or special meetings of shareholders of FLB and Southern Community at which the merger agreement will be considered and voted upon by their respective shareholders, as well as other relevant documents concerning the proposed merger. Investors are urged to read the joint proxy statement/prospectus when it becomes available and any other relevant documents filed with the SEC because they will contain important information. You will be able to obtain the Form S-4 Registration Statement, including the exhibits filed therewith free of charge at the website maintained by the SEC at www.sec.gov. In addition, you may obtain documents filed with the SEC by FLB free of charge by requesting them in writing from First National Bankshares of Florida, Inc., 2150 Goodlette Road North, Naples, Florida 34102, Attention: Corporate Secretary, or by telephone at (800) 262-7600. You may obtain documents filed with the SEC by Southern Community free of charge by requesting them in writing from Southern Community Bancorp, 175 Timacuan Boulevard, Lake Mary, Florida, 32746.

     FLB, Southern Community and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from their respective shareholders in connection with the merger. Information about such directors and executive officers and their ownership of FLB and Southern Community stock is set forth in the proxy statement for each company’s 2004 annual meeting of shareholders which will be incorporated by reference in the Form S-4 Registration Statement to be filed with the SEC and in the proxy statement/prospectus to be mailed to FLB and Southern Community shareholders. Investors may obtain additional information regarding the interests of such participants by reading the proxy statement/prospectus when it becomes available.

     Investors should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions.

FOR IMMEDIATE RELEASE

DATE:	April 14, 2004
CONTACT:	Clay W. Cone
Vice President, Director of
Corporate Communications
239-436-1676

     FIRST NATIONAL BANKSHARES OF FLORIDA EXCEEDS CONSENSUS ESTIMATE; REPORTS FIRST QUARTER NET INCOME OF $0.22 PER SHARE

NAPLES, FL, April 14 — First National Bankshares of Florida, Inc. (NYSE: FLB), a diversified financial services company focused on expansion in the high-growth Florida market, today reported first quarter 2004 net income of $10.3 million, or $0.22 per diluted share, compared with $8.7 million, or $0.19 per share, in the first quarter of 2003. The first quarter 2003 results include after-tax merger-related expenses of $0.01 per share.

These results exceeded the analysts’ consensus estimate of $0.21 per share for the quarter.

“The first quarter results represent a strong start to the year,” said Gary L. Tice, Chairman and Chief Executive Officer of First National Bankshares. “The solid performance of our organization during our first three months as a separate, publicly traded company was driven by solid revenue and loan growth as well as excellent credit quality.”

First National Bankshares’ first quarter 2004 results reflect a return on average assets (ROA) of 1.09% and a return on average equity (ROE) of 11.19%. On a cash basis, the ROA was 1.17% and the ROE was 22.61% for the quarter. Cash basis ROA and ROE excludes the impact of intangibles and any related intangible amortization in calculating both ROA and ROE. Intangibles as of March 31, 2004, totaled $184 million. Pre-tax intangible amortization recognized during the first quarter of 2004 totaled $345,000.

The company’s first quarter 2004 operating revenue, consisting of net interest income on a taxable equivalent basis and non-interest income, totaled approximately $49.7 million, representing an increase of 14% from $43.7 million during the same period a year ago.

Credit quality also remained strong during the quarter. As of March 31, 2004, the allowance for loan losses totaled $29.1 million, or 1.14% of total loans and 684% of non-performing loans. This compares with 1.15% and 509%, respectively, as of December 31, 2003, and 1.11% and 502%, respectively, as of March 31, 2003.

Annualized net loan charge-offs were 0.06% of average loans as of March 31, 2004, compared with 0.14% as of December 31, 2003, and 0.21% as of March 31, 2003. Non-performing assets were 0.12% of total assets as of March 31, 2004, compared with 0.15% as of December 31, 2003, and 0.17% as of March 31, 2003.

Net interest income on a tax-equivalent basis was $33.0 million for the first quarter of 2004, an increase of 15% from $28.6 million the same period a year ago. The net interest margin for the quarter ended March 31, 2004, was 4.00%, compared with 4.11% for the quarter ended December 31, 2003, and 4.57% for the quarter ended March 31, 2003. The margin was negatively impacted by the additional borrowings incurred due to the spin-off from F.N.B. Corporation as well as a focus on extending maturities on time deposits.

Non-interest income, which includes revenue from insurance and wealth management operations, was $16.7 million for the first quarter 2004, up 11% from $15.1 million a year ago. In the first quarter 2004, non-interest income represented 34% of operating revenue.

Non-interest expense for the first quarter of 2004 was $32.5 million, up 15% from $28.2 million a year ago. Approximately $2.3 million, or 8% of this increase is attributable to the acquisitions of Charter Banking Corporation, which closed on March 31, 2003, and the Lupfer-Frakes Insurance agency, which closed on July 31, 2003. Non-interest expense for the first quarter 2003 includes approximately $1.0 million in pre-tax merger expenses.

The efficiency ratio for the three months ended March 31, 2004, was 65.5%. This compares with an efficiency ratio of 64.7% for the same three-month period a year ago.

Book value per common share grew 4% from $7.88 as of December 31, 2003, to $8.16 as of March 31, 2004. Tangible book value per common share grew 7% from $3.90 as of December 31, 2003, to $4.18 as of March 31, 2004. The tangible capital ratio as of March 31, 2004, was 5.07%. Common shares outstanding totaled 46.3 million as of March 31, 2004, and cash dividends paid per common share were $0.07 for the first quarter of 2004.

Total earning assets increased 11% to $3.5 billion as of March 31, 2004, compared with $3.2 billion as of March 31, 2003. Total loans increased 16% to $2.6 billion as of March 31, 2004, compared with $2.2 billion as of March 31, 2003. On a linked quarter basis, average loans increased by a compound annual growth rate of 20%.

At March 31, 2004, investment securities totaled $885 million and represented 25% of earning assets as compared with 29% at March 31, 2003. Total deposits increased 7% to $3.0 billion as of March 31, 2004, compared with $2.8 billion as of March 31, 2003. On a linked quarter basis, average deposits grew by a compound annual growth rate of 17%.

In addition to releasing its first quarter 2004 results, First National Bankshares of Florida is providing earnings guidance in a range of $0.22 to $0.24 per share for the second quarter of 2004 and in a range of $0.91 to $0.95 per share for the full year of 2004. The guidance for the full year of 2004 reflects the $0.02 per share impact of the planned acquisition of Southern Community Bancorp as previously discussed by the company.

First National Bankshares announced its plans to acquire Southern Community Bancorp, the holding company for three state-chartered commercial banks, on March 22, 2004. Headquartered in Orlando, Florida, Southern Community has more than $1 billion in total assets and 18 full-service banking offices located throughout South and Central Florida.

The transaction, subject to normal regulatory and shareholder approvals, is expected to close in the third quarter of 2004. Once the merger is completed, all Southern Community offices will become branches of First National Bank of Florida. In connection with this acquisition, First National Bankshares issued $25 million of trust preferred securities during the first quarter of 2004. The proceeds from this issuance will be used to fund the purchase of 1.1 million shares of First National Bankshares common stock during 2004.

“This acquisition fits perfectly with our strategic plan, which calls for significant quality growth in highly attractive Florida markets,” Tice said. “With these new offices, we will significantly increase the number of commercial loans and develop consumer and small business relationships. We also will introduce new products and services, including insurance, mutual funds, retail brokerage, online banking and wealth management.”

In keeping with First National Bankshares’ community banking philosophy, most of the key customer contact employees will be retained. In addition, Charles W. Brinkley, Jr., Chairman and Chief Executive Officer of Southern Community Bancorp, will join the Board of Directors of First National Bankshares of Florida, serving as Vice Chairman.

The company continues to expand through de novo branching in Florida. In March 2004, First National Bankshares announced plans to establish a new full-service financial center in the heart of the exclusive Old Naples shopping district in Naples, Florida. The 3,100-square-foot branch office will offer a complete line of financial products and services to small businesses, professionals and individuals. Building renovations are expected to begin in the second quarter of 2004, with completion anticipated in October of 2004.

During the first quarter, First National Bankshares declared a quarterly cash dividend of $0.07 per share on its common stock. The cash dividend was paid on February 15, 2004, to all First National Bankshares common shareholders of record as of February 1, 2004.

The company also announced that it has set Monday, April 19, 2004, as the date for its Annual Meeting of Shareholders. The meeting will be held at 4 p.m. at the Naples Beach Hotel, 851 Gulf Shore Boulevard North, Naples, Florida, 34102. The record date for determining shareholders entitled to vote at the annual meeting was February 9, 2004.

First National Bankshares management will host a conference call on Thursday, April 15, 2004, at 11 a.m. (Eastern Time) to discuss the first quarter 2004 results and to further discuss its strategic plan for expansion in the Florida market. This conference call may be accessed by dialing 1-800-346-7359, with the entry code #1160. For those unable to listen to the live conference call, a replay will be made available from 2 p.m. on April 15, 2004, until 6 p.m. on April 22, 2004, by dialing 1-800-332-6854, with the entry code #1160.

First National Bankshares of Florida, Inc. is a $4.0 billion diversified financial services company headquartered in Naples, Florida. In addition to traditional banking, the company provides a complete line of insurance and wealth management services with 59 full-service financial centers throughout Southwest and Central Florida. The company’s common stock is traded on the New York Stock Exchange under the symbol “FLB.”

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This document contains forward-looking statements with respect to the plans, objectives, financial condition, results of operations and businesses of First National Bankshares of Florida, Inc.; the benefits and synergies of the planned acquisition of Southern Community Bancorp; and the expected date of closing of the acquisition, including statements containing such words as “believes,” “expects,” “projects,” “anticipates,” and similar expressions. Such statements involve risks and uncertainties. There are a number of important factors that could cause future results to differ materially from historical performance and these forward-looking statements. Factors that might cause such a difference include, but are not limited to: (1) competitive pressures among depository institutions increase significantly; (2) changes in the interest rate environment reduce interest margins; (3) general economic conditions are less favorable than expected; (4) legislative or regulatory changes adversely affect the businesses in which the company is engaged; (5) costs, delays, and any other difficulties related to the planned acquisition of Southern Community; (6) failure of the parties to satisfy conditions to the closing of the acquisition; (7) the ability to manage and continue growth; and (8) other risk factors as detailed in First National Bankshares’ reports filed with the SEC. First National Bankshares disclaims any responsibility to update these forward-looking statements.

First National Bankshares will file with the SEC a Registration Statement on Form S-4, which will contain the prospectus of First National Bankshares relating to the shares to be issued in the merger, and the proxy statements of First National Bankshares and Southern Community relating to the special meetings of shareholders of First National Bankshares and Southern Community at which the merger agreement will be considered and voted upon by their respective shareholders, as well as other relevant documents concerning the proposed merger. Investors are urged to read the joint proxy statement/prospectus when it becomes available and any other relevant documents filed with the SEC because they will contain important information. You will be able to obtain the Form S-4 Registration Statement, including the exhibits filed therewith free of charge at the website maintained by the SEC at www.sec.gov. In addition, you may obtain documents filed with the SEC by First National Bankshares free of charge by requesting them in writing from First National Bankshares, 2150 Goodlette Road N., Naples, Fl., 34102, Attention: Corporate Secretary, or by telephone at (800) 262-7600. You may obtain documents filed with the SEC by Southern Community Bancorp free of charge by requesting them in writing from Southern Community Bancorp, 175 Timacuan Boulevard, Lake Mary, Fl., 32746.

First National Bankshares, Southern Community Bancorp and their directors and executive officers may be deemed to be participants in the solicitation of proxies from their respective shareholders in connection with the merger. Information about such directors and executive officers and their ownership of First National Bankshares and Southern Community Bancorp stock is or will be set forth in the proxy statement for each company’s 2004 annual meeting of shareholders which will be incorporated by reference in the Form S-4 Registration Statement to be filed with the SEC and in the joint proxy statement/prospectus to be mailed to First National Bankshares and Southern Community Bancorp shareholders. Investors may obtain additional information regarding the interests of such participants by reading the proxy statement/prospectus when it becomes available.